UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                              (Amendment No. __)



                      Community Medical Transport, Inc.
                  ----------------------------------------
                              (Name of Issuer)


                        Common Stock, $.001 par value
                  ----------------------------------------
                       (Title of Class of Securities)


                                203744 10 7
                                -----------
                              (CUSIP Number)



Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203744 10 7                                            Page 2 of 6




1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        Dean L. Sloane
        ###-##-####



2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) / /


3.      SEC USE ONLY:



4.     CITIZENSHIP OR PLACE OF ORGANIZATION:

        United States

--------------
             | 5.  SOLE VOTING POWER:
 NUMBER OF   |
             |     1,380,596
  SHARES     |
             |
BENEFICIALLY | 6.  SHARED VOTING POWER:
             |
 OWNED BY    |     0
             |
   EACH      |
             | 7.  SOLE DISPOSITIVE POWER:
 REPORTING   |
             |     1,380,596
  PERSON     |
             |
   WITH      | 8.  SHARED DISPOSITIVE POWER:
             |
--------------     0


9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        1,380,596


10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

        [  ]


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

        28.9%


12.     TYPE OF REPORTING PERSON:

        IN

CUSIP No. 203744 10 7                                            Page 3 of 6


Item 1(a).   Name of Issuer:

             Community Medical Transport, Inc.


Item 1(b).   Address of Issuer's Principal Executive Offices:

             45 Morris Street
             Yonkers, New York 10705


Item 2(a).   Name of Person Filing:

             Dean L. Sloane


Item 2(b).   Address of Principal Business Office or, if none, Residence:

             The principal business address of Mr. Sloane is:
             45 Morris Street, New York, New York 10705


Item 2(c).   Citizenship

             United States


Item 2(d).   Title of Class of Securities

             Common Stock, $.001 par value


Item 2(e).   203744 10 7

CUSIP No. 203744 10 7                                            Page 4 of 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)  [ ] Broker or Dealer registered under Sec. 15 of the Act

             (b)  [ ] Bank as defined in Sec. 3(a)(6) of the Act

             (c)  [ ] Insurance Company as defined in Sec. 3(a)(19) of the Act

             (d)  [ ] Investment Company registered under Sec. 8 of the
                      Investment Company Act

             (e)  [ ] Investment Adviser registered under Sec. 203 of the
                      Investment Advisers Act of 1940

             (f)  [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)

             (g)  [ ] Parent Holding Company, in accordance with Sec. 240.13d-
                      1(b)(ii)(G) (Note: See Item 7)

             (h)  [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)



Item 4.      Ownership (as of December 31, 1996)

             (a)  Amount Beneficially Owned: 1,380,596*

             (b)  Percent of Class: 28.9%

             (c)  Number of shares as to which such person has

                  (i) sole power to vote or to direct the vote:  1,380,596*

                 (ii) shared power to vote or to direct the vote: 0

                (iii) sole power to dispose or to direct
                      the disposition of :  1,380,596*

                 (iv) shared power to dispose or to direct the
                      disposition of:  0

          * Does not include 100,000 shares of Common Stock owned by Mary K. Sloane, Mr. Sloane's wife. Mr. Sloane disclaims beneficial ownership of such shares.

CUSIP No. 203744 10 7                                            Page 5 of 6



Item 5.      Ownership of Five Percent or Less of a Class

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.      Ownership of More than Five Percent on Behalf of Another Person

             Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

             Not Applicable.


Item 8.      Identification and Classification of Members of the Group

             Not Applicable.


Item 9.      Notice of Dissolution of Group

             Not Applicable.

CUSIP No. 203744 10 7                                            Page 6 of 6


Item 10.     Certification

             By signing below I certify that, to the best of my knowledge, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1997




                                        /s/Dean L. Sloane
                                        _________________________________
                                        Dean L. Sloane